UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007

                             Commission File Number

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece


                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
--------.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and as Exhibit 2 the unaudited consolidated financial information of Aries Maritime Transport Limited (the "Company") for the three month period ended March 31, 2007. For convenience of reference, attached hereto as Exhibit 3 are the unaudited consolidated statements of income of the Company for the three month periods ended March 31, 2006, December 31, 2006, September 30, 2006 and December 31, 2005.

                                                                       Exhibit 1

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial information for the three month period ended March 31, 2007, the related notes, and the other financial and other information included in this document. Reference in the following discussion to "our" and "us" and "the Company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.


Overview

     We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company.

Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

     The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and container transportation services.

Lack of Historical Operating Data for Vessels Before Their Acquisition

     Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

     Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

     o    obtain the charterer's consent to us as the new owner;

     o    obtain the charterer's consent to a new technical manager;

     o in some cases, obtain the charterer's consent to a new flag for the vessel;

     o    arrange for a new crew for the vessel;

     o replace all hired equipment on board, such as gas cylinders and communication equipment;

     o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

     o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

     o    implement a new planned maintenance program for the vessel; and

     o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

     The  following   discussion  is  intended  to  help  you   understand   how
acquisitions of vessels affect our business and results of operations.

     Our business is comprised of the following main elements:

     o employment and operation of our products tankers and container vessels; and

     o management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

     The employment and operation of our vessels require the following main components:

     o    vessel maintenance and repair;

     o    crew selection and training;

     o    vessel spares and stores supply;

     o    contingency response planning;

     o    onboard safety procedures auditing;

     o    accounting;

     o    vessel insurance arrangement;

     o    vessel chartering;

     o    vessel hire management;

     o    vessel surveying; and

     o    vessel performance monitoring.

     The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

     o    management   of   our   financial    resources,    including   banking
          relationships, i.e., administration of bank loans and bank accounts;

     o    management  of  our  accounting   system  and  records  and  financial
          reporting;

     o administration of the legal and regulatory requirements affecting our business and assets; and

     o management of the relationships with our service providers and customers.

Principal Factors That Affect Our Business

     The principal factors that affect our financial position, results of operations and cash flows include:

     o    charter rates and periods of charterhire;

     o vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

     o    depreciation  expenses,  which  are a  function  of  the  cost  of our
          vessels,   significant  vessel  improvement  costs  and  our  vessels'
          estimated useful lives;

     o financing costs related to our indebtedness, which totaled $284.8 million at March 31, 2007; and

     o    fluctuations in foreign exchange rates.

Revenues

     At March 31, 2007, all our revenues were derived from the time, bareboat and voyage charters of our ten products tankers and five container vessels. Our vessels were chartered to reputable charterers with remaining periods ranging from approximately 2.5 months to 3.3 years, with an average of approximately 1.7 years as of March 31, 2007. Our vessels have been employed with these charterers for periods ranging from 1 month to 3.3 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

     Our revenues for the three month period ended March 31, 2007 reflect the operation of ten products tankers and five container vessels for the entire period. During this period the out-of-service time primarily related to the SCI Tej, now renamed MSC Oslo partially decreased our revenues.

     Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value period charter. We value the liability upon acquisition of the vessel by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital and record the balance as deferred revenue, amortizing it to revenue over the remaining life of the period charter.

Commissions

     Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 6.5%, with an average of 2.92%. We do not pay chartering commissions for vessels on bareboat charters.

Voyage Expenses

Expenses incurred due to a vessel's traveling from, a loading port to a discharging port, to repair facilities or on a repositioning voyage, such as fuel (bunkers) cost, port expenses, agent's fees, canal dues and extra war risk insurance. Typically, under period charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

Vessel Operating Expenses

     Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

     Certain vessel operating expenses are higher during the initial period of a vessel's operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

General & Administrative Expenses

     These expenses include executive and director compensation, audit fees, liability insurance premium and company administration costs.

Depreciation

     Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

     Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses

     Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

     At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

     Although foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

     Twelve of our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, dry-docking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities.

     Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which now range from $4,532 to $5,253 per vessel per day. The budgeted total vessel operating expenses, which include the management fees paid to Magnus Carriers at the current rate of $150,380 per annum per vessel, increase by 3% annually and are subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. We have the right to cancel any ship management agreement on two months' prior notice.

     We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time. In the case of the Chinook, whose ship management agreement with an unrelated ship management company is for technical and operational vessel management only, we have entered into a separate commercial management agreement with Magnus Carriers for the provision of commercial and vessel accounting services for a fixed fee of $60,000 per annum.

     In addition, as long as Magnus Carriers is managing vessels in our fleet, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.


Results of Operations


For the Three Month Period Ended March 31, 2007 Compared to the Three Month Period Ended March 31, 2006

Revenues

     Total revenues increased by 21% to $25.6 million in the three month period ended March 31, 2007 compared to $21.2 million in the three month period ended March 31, 2006. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

     During the three month period ended March 31, 2007 vessel operating days totalled 1,350, compared to total vessel operating days of 1,216 for the three month period ended March 31, 2006. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the three month period ended March 31, 2007 totalled 1,234 days.

     Of the total revenue earned by our vessels during the three month period ended March 31, 2007, 68% was earned by our products tankers and 32% by our container vessels, compared to 49% earned by our products tankers and 51% by our container vessel during the three month period ended March 31, 2006.

     We have recognized $2.2 million of deferred revenue during the three month period ended March 31, 2007 compared to $2.9 million during the three month period ended March 31, 2006. Deferred revenue arises as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions increased by approximately 33% to $0.4 million in the three month period ended March 31, 2007, compared to $0.31 million in the three month period ended March 31, 2006. This is primarily due to the growth of the Company's fleet and associated increase in operating days.

Voyage Expenses

Voyage expenses increased by approximately 600% to $1.4 million in the three month period ended March 31, 2007, compared to $0.2 million during the three month period ended March 31, 2006. This increase is primarily due to the costs incurred by certain vessels traveling on voyage charters and to repair facilities during the three month period ended March 31, 2007.

Vessel operating expenses

     Vessel operating expenses increased by approximately 29% to $7.1 million during the three month period ended March 31, 2007, compared to $ 5.5 million during the three month period ended March 31, 2006.These increases are primarily due to the growth of the Company's fleet and associated increase in operating days.

     Under  the ship  management  agreements  with  Magnus  Carriers,  if actual operating expenses exceed the set budgeted amount, Magnus Carriers is responsible for 50% of that excess. For the three months ended March 31, 2007, we accrued approximately $2.2 million from Magnus Carriers in respect of this excess sharing arrangement. For the three months ended March 31, 2006, we received approximately $0.6 million under the same arrangement.

     Of the vessel operating expenses incurred during the three month period ended March 31, 2007, 51% was incurred by our products tankers and 49% by our container vessels, compared to 55% incurred by our products tankers and 45% by our container vessels during the three month period ended March 31, 2006.

General & Administrative Expenses

     General and administrative expenses decreased by 12.5% to $0.84 million in the three month period ended March 31, 2007 compared to $0.96 million for the three month period ended March 31, 2006. This decrease is mainly attributable to higher legal and other costs incurred in respect of the refinancing of our credit facilities during the three month period ended March 31, 2006.

Depreciation and Amortization

     Depreciation increased by approximately 13% to $7.6 million during the three month period ended March 31, 2006 compared to $6.7 million during the three month period ended March 31, 2006. Amortization of dry-docking and special survey costs increased by 126% to $1.2 million in the three month period ended March 31, 2007, compared to $0.53 million in the three month period ended March 31, 2006. These increases are attributable to the growth in our fleet and operating days as well as higher dry-docking and special survey expenses.

Management Fees to Related Party

     Management fees paid to Magnus Carriers remained at $0.45 million during the three month period ended March 31, 2007 compared to the three month period ended March 31, 2006.

Interest Expense

     Total interest expense increased by approximately 65% to $5.6 million during the three month period ended March 31, 2007, compared to $3.4 million during the three month period ended March 31, 2006. Interest expense on loans increased by approximately 67% to $5 million during the three month period ended March 31, 2007 compared to $3 million during the three month period ended March 31, 2006, due mainly to the growth of the Company's fleet and associated increase in debt. Interest expense relating to amortization of deferred financing costs increased by 33% to $0.3 million during the three month period ended March 31, 2007 compared with $ 0.2 million during the three month period ended March 31, 2006. Interest expense incurred from discounting the deferred revenue expense increased by approximately 50% to $0.3 million during the three month period ended March 31, 2007 compared to $0.2 million during the three month period ended March 31, 2006.

Interest Rate Swaps

     The marking to market of our seven interest rate swaps in existence as at March 31, 2007 resulted in an unrealised loss of $0.5 million for the three month period ended March 31, 2007. The marking to market of the three interest rate swaps in existence as at March 31, 2006 resulted in an unrealized gain for the three month period ended March 31, 2006 of $1.1 million. In April 2006, one of these identical swaps was cancelled with a settlement in our favor of $0.49 million.

Net Income

     Net income was $0.5 million in the three month period ended March 31, 2007, compared to a net income of $4.1 million for the three month period ended March 31, 2006, a decrease of 88%. This decrease is mainly due to higher fleet running costs, increased voyage expenses as fuel and port dues were incurred in
connection   with  certain   vessels   traveling  to  repair  yards,   increased
depreciation and amortization charges, increased interest expense and the adverse change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company's exposure to US$ interest rates on its debt.

For the Three Month Period Ended March 31, 2007 Compared to the Three Month Period Ended December 31, 2006

Revenues

     Total revenues decreased by 5.5 % to $25.6 million in the three month period ended March 31, 2007 compared to $27.1 million in the three month period ended December 31, 2006. This decrease in revenues is primarily due to out-of-service time related to the SCI Tej, now named the MSC Oslo.

     During the three month period ended March 31, 2007, vessel operating days totalled 1,350 days, compared to total vessel operating days of 1,380 days for the three month period ended December 31, 2006. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days for three month period ended March 31, 2007 were 1,234 days, compared to 1,256 days for the three month period ended December 31, 2006.

     Of the total revenue earned by our vessels during the three month period ended March 31, 2007, 68% was earned by our products tankers and 32% by our container vessels, compared to 64% earned by our products tankers and 36% by our container vessels during the three month period ended December 31, 2006.

     We have recognized $2.2 million of deferred revenue during the three month period ended March 31, 2007, compared to $2.9 million during the three month period ended December 31, 2006. Deferred revenue arises as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions remained $0.4 million during the three month period ended March 31, 2007, compared to the three month period ended December 31, 2006.

Voyage Expenses

     Voyage expenses decreased by approximately 36% to $1.4 million in the three month period ended March 31, 2007, compared to $2.2 million during the three month period ended December 31, 2006. This decrease is primarily due to less vessels traveling to repair facilities during the three month period ended March 31, 2007.

Vessel operating expenses

     Vessel operating expenses decreased by approximately 9% to $7.1 million during the three month period ended March 31, 2007, compared to $7.8 million during the three month period ended December 31, 2006. This decrease is partially attributable to the recent implementation of strategic cost control measures aimed at further improving the cost effectiveness of our operations.

     Under  the ship  management  agreement  with  Magnus  Carriers,  if  actual operating expenses exceed the set budgeted amount, Magnus Carriers is responsible for 50% of that excess. For the three months ended March 31, 2007, we accrued approximately $2.2 million from Magnus Carriers in respect of this excess sharing arrangement. For the three months ended December 31, 2006, we received approximately $2.4 million under the same arrangement.

     Of the vessel operating expenses incurred during the three month period ended March 31, 2007, 51% was incurred by our products tankers and 49% by our container vessels, compared to 48% incurred by our products tankers and 52% by our container vessels during the three month period ended December 31, 2006.

General & Administrative Expenses

     General and administrative expenses decreased by 12.5% to $0.84 million in the three month period ended March 31, 2007 compared to $1.2 million of the three month period ended December 31, 2006. This decrease is mainly attributable to higher costs associated with implementing requirements of the Sarbanes-Oxley Act of 2002 incurred during the three month period ended December 31, 2006.

Depreciation and Amortization

     Depreciation decreased by approximately 1% to $7.6 million during the three month period ended March 31, 2007 compared to $7.7 million during the three month period ended December 31, 2006. Amortization of dry-docking and special survey costs increased by 33% to $1.2 million in the three month period ended March 31, 2007, compared to $0.9 million in the three month period ended December 31, 2006 due to higher average dry-docking and special survey expenses.

Management Fees to Related Party

     Management fees paid to Magnus Carriers remained $0.45 million during the three month period ended March 31, 2007, compared to the three month period ended December 31, 2006.

Interest Expense

     Total interest expense remained $5.6 million during the three month period ended March 31, 2007, compared to the three month period ended December 31, 2006. Interest expense on loans increased by approximately 4% to $5 million during the three month period ended March 31, 2007 compared to $4.8 million during the three month period ended December 31, 2006, due mainly to an increased lending margin of 1.75%. Interest expense relating to amortization of deferred financing costs decreased by approximately 25% to $0.3 million during the three month period ended March 31, 2007 compared to $0.4 million during the three month period ended December 31, 2006. Interest expense incurred from discounting the deferred revenue expense remained $0.3 million during the three month period ended March 31, 2007 compared to the three month period ended December 31, 2006.

Interest Rate Swaps

     The marking to market of our seven interest rate swaps in existence as at March 31, 2006 resulted in an unrealised loss of $0.5 million for the three month period ended March 31, 2007, compared to an unrealized gain for the three month period ended December 31, 2006 of $0.1 million.

Net Income

     Net income was $0.5 million in the three month period ended March 31, 2007, compared to $1.5 million in the three month period ended December 31, 2006, a decrease of approximately 67%. This decrease was mainly due to the adverse change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company's exposure to US$ interest rates on its debt, and increased amortization and interest expenses.

For the three Month Period Ended December 31, 2006 Compared to the three Month Period Ended December 31, 2005

Revenues

     Total revenues increased by approximately 24% to $27.1 million in the three month period ended December 31, 2006 compared to $21.8 million in the three month period ended December 31, 2005. This increase in revenues is primarily due to the greater number of operating days resulting from the growth of the Company's fleet.

     During the three month period ended December 31, 2006 vessel operating days totalled 1,380 days, compared to 1,136 days during the three month period ended December 31, 2005. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the three month period ended December 31, 2006 totalled 1,256.

     Commissions

     Chartering commissions increased by approximately 18% to $0.4 million in the three month period ended December 31, 2006, compared to $0.34 million in the three month period ended December 31, 2005. This increase is primarily due to the greater number of operating days resulting from the growth of the Company's fleet.

Voyage Expenses

            Voyage expenses increased by approximately 1000% to $2.2 million in the three month period ended December 31, 2006, compared to $0.2 million during the three month period ended December 31, 2005. This increase is primarily due to the costs incurred by a greater number of vessels traveling on voyage charters and to repair facilities during the three month period ended December 31, 2006.

Vessel operating expenses

     Vessel operating expenses increased by approximately 50% to $7.8 million during the three month period ended December 31, 2006, compared to $5.2 million during the three month period ended December 31, 2005. This increase is primarily attributable to the higher number of operating days and higher average running costs during the three months period ended December 31, 2006.

General & Administrative Expenses

     General and administrative expenses increased by 50% to $1.2 million in the three month period ended December 31, 2006 compared to $0.8 million of the three month period ended December 31, 2005. This increase is mainly attributable to higher costs associated with implementing requirements of the Sarbanes-Oxley Act of 2002 incurred during the three month period ended December 31, 2006.

Depreciation and Amortization

     Depreciation increased by approximately 37.5% to $7.7 million during the three month period ended December 31, 2006 compared to $5.6 million during the three month period ended December 31, 2005. Amortization of dry-docking and special survey costs increased by 73% to $0.9 million in the three month period ended December 31, 2006, compared to $0.52 million in the three month period ended December 31, 2005. These increases are primarily attributable to the growth in our fleet and operating days.

Management Fees to Related Party

     Management fees paid to Magnus Carriers increased by approximately 5% to $0.45 million during the three month period ended December 31, 2006 compared to $0.43 million during the three month period ended December 31, 2005. This increase is primarily due to the greater number of operating days resulting from the growth of the Company's fleet.

Interest Expense

     Total interest expense increased by 194% to $5.6 million during the three month period ended December 31, 2006, compared to $1.9 million during the three month period ended December 31, 2005. Interest expense on loans increased approximately by 128% to $4.8 million during the three month period ended December 31, 2006 compared to $2.1 million during the three month period ended December 31, 2005. Interest expense incurred from discounting the deferred revenue expense increased by approximately 200% to $0.3 million during the three month period ended December 31, 2006 compared to $0.1 million during the three month period ended December 31, 2005.

Interest Rate Swaps

     The marking to market of our seven interest rate swaps in existence as at December 31, 2006 resulted in income of $0.15 million for the three month period ended December 31, 2006 compared with income of $0.6 million for the three month period ended December 31, 2005.

Net Income

     Net income decreased by 81% to $1.5 million during the three month period ended December 31, 2006, compared to the net income of $7.7 million during the three month period ended December 31, 2005.

For the three Month Period Ended December 31, 2006 Compared to the three Month Period Ended September 30, 2006

Revenues

     Total revenues increased by approximately 16% to $27.1 million in the three month period ended December 31, 2006 compared to $23.4 million in the three month period ended September 30, 2006. This increase is attributable mainly to the greater number of out-of-service days during the three month period ended September 30, 2006.

     During the three month period ended December 31, 2006 vessel operating days remained 1,380 days, compared to the three month period ended September 30, 2006. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the three month period ended December 31, 2006 totalled 1,256, compared to 1,115 days during the three month period ended September 30, 2006.

     Of the total revenue earned by our vessels during the three month period ended December 31, 2006, 64% was earned by our products tankers and 36% by our container vessels, compared to 58% earned by our products tankers and container vessels during the three month period ended September 31, 2006.

     We have recognized $2.9 million of deferred revenue during the three month period ended December 31, 2006 which remained the same compared to the three month period ended September 30, 2006 as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions decreased by approximately 21% to $0.4 million in the three month period ended December 31, 2006, compared to $0.33 million in the three month period ended September 30, 2006. This decrease is primarily due to the reduced level of revenues on which commissions were payable in the three month period ended December 31, 2006.

Voyage Expenses

     Voyage expenses increased by approximately by 120% to $2.2 million in the three month period ended December 31, 2006, compared to $1 million during the three month period ended September 30, 2006. This increase is primarily due to the costs incurred by a greater number of vessels traveling on voyage charters and to repair facilities during the three months period ended December 31, 2006.

Vessel operating expenses

     Vessel operating expenses increased by approximately 13% to $7.8 million during the three month period ended December 31, 2006, compared to $6.9 million during the three month period ended September 30, 2006. These increases are mainly attributable to the higher average fleet running costs.

     As discussed above, under the ship management agreement with Magnus Carriers, if actual operating expenses exceed the set budgeted amount, Magnus Carriers is responsible for 50% of that excess. For the three months ended December 30, 2006, we received approximately $2.4 million from Magnus Carriers in respect of this excess sharing arrangement. For the three months ended September 30, 2006, we received approximately $1.5 million under the same arrangement.

     Of the vessel operating expenses incurred during the three month period ended December 31, 2006, 48% was incurred by our products tankers and 52% by our container vessels, compared to 55% incurred by our products tankers and 45% by our container vessels during the three month period ended September 30, 2006.

General & Administrative Expenses

     General and administrative expenses increased by 40% to $1.2 million in the three month period ended December 31, 2006 compared to $0.86 million of the three month period ended December 31, 2005. This increase is mainly attributable to higher costs associated with implementing requirements of the Sarbanes-Oxley Act of 2002 incurred during the three month period ended December 31, 2006.

Depreciation and Amortization

     Depreciation decreased by approximately 2.5% to $7.7 million during the three month period ended December 31, 2006 compared to $7.9 million during the three month period ended September 30, 2006. Amortization of dry-docking and special survey costs decreased by 36% to $0.9 million in the three month period ended December 31, 2006, compared to $1.4 million in the three month period ended September 30, 2006.

Management Fees to Related Party

     Management fees paid to Magnus Carriers remained $0.45 million during the three month period ended December 31, 2006 compared to the three month period ended September 30, 2006.

Interest Expense

     Total interest expense increased by 6% to $5.6 million during the three month period ended December 31, 2006, compared to $5.3 million during the three month period ended September 30, 2006. Interest expense on loans remained $4.8 million during the three month period ended December 31, 2006 compared to the three month period ended September 30, 2006. Interest expense relating to amortization of deferred financing costs increased by approximately 48% to $0.4 million during the three month period ended September 30, 2006 compared to $.27 million during the three month period ended September 30, 2006. Interest expense incurred from discounting the deferred revenue expense increased by approximately 22% to $0.33 million during the three month period ended December 31, 2006 compared to $0.27 million during the three month period ended September 30, 2006.

Interest Rate Swaps

     The marking to market of our seven interest rate swaps in existence as at December 31, 2006 resulted in an unrealized gain of $0.1 million compared with an unrealized loss of $3.9 million during the three month period ended September 30, 2006.

Net Income

     Net income was $1.5 million in the three month period ended December 31, 2006, compared to a net loss of $4.6 million in the three month period ended September 30, 2006, The increase is mainly due to the change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company's exposure to US$ interest rates on its debt.

Liquidity and Capital Resources

Overview

     We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. On April 27, 2006 we refinanced all our indebtedness under our existing credit facility, which we refer to as our old credit facility, with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility, and which provides for the long term financing of the fleet and which provides approximately $53 million of undrawn commitment as of April 3, 2007 to enable future growth of the Company through further vessel acquisitions. As of March 31, 2007 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our new credit facility agreement, (5) maintenance of cash reserves to provide for contingencies, and
(6) payment of dividends.

     We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new credit facility and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of funds under our new fully revolving credit facility of $360 million will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

   Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in April 2011. For further information on our new credit facility please read "Indebtedness" below.

Cash flows

     As of March 31, 2007 and December 31, 2006, we had cash balances of $18.4 million and $14.9 million, respectively.

     In the three month period ended March 31, 2007, our net cash provided by operating activities was $5.7 million.

     In the three month period ended March 31, 2007, our net cash used in investing activities was $0.1 million.

     In the three month period ended March 31, 2007, our net cash used in financing activities was $1.9 million.

Indebtedness

     We had long-term debt outstanding of $284.8 million at March 31, 2007, compared with $284.8 million at December 31, 2006. Our long-term debt as of March 31, 2007 represents amounts borrowed under our new credit facility. As of March 31, 2007, borrowings under our new credit facility bore an annual interest rate, including the margin, of 7.11%.

     We use interest rate swaps in respect of certain of our borrowings to swap our floating rate interest payment obligations for fixed rate obligations.

     On April 3, 2006 we entered into a new $360 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers. We drew down under the new credit facility on April 27, 2006 to (i) refinance our existing $140 million drawn term loan; (ii) refinance our existing revolving Acquisition facility, which was drawn to the extent of $94.3 million at March 31, 2006 and (iii) complete the purchase of the Stena Compassion, which required a drawdown in June 2006 in the amount of $50.5 million. The new credit facility has a five year term and is subject to fixed reductions during the five years. As of April 3, 2007 the commitment reduced to $338 million. The other main terms and conditions of the new credit facility are as follows:

     Borrowings under the new credit facility can be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

     o each vessel must be a double-hulled crude or products tanker or container vessel;

     o each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of acquisition;

     o    each vessel's purchase price may not exceed its fair market value;

     o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

     o each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

     The new credit facility may also be used to the extent of $5 million for general corporate purposes.

     For the first thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels. For the second thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

     Our obligations under the new credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

     The $338 million commitment contained in the credit agreement is subject to a $11 million reduction every six months from October 3, 2007, with the remaining commitment, after the equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one instalment in April 2011. As of April 3, 2007 the amount available to draw down is $53 million.

     Indebtedness under the credit facility will bear interest at an annual rate equal to LIBOR plus a margin equal to:

     o 1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%; and

     o 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%; and

     o 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60% but less than 65%; and

     o 1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

     We paid a one-time arrangement fee of approximately $2.3 million at the initial draw down of the facility together with the first year's agency fee of $50,000, and pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

     The credit agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

     o our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

     o free cash and cash equivalents plus the undrawn element of the $5 million portion of the new credit facility available for general corporate purposes must be no less than 5% of the aggregate of interest bearing debt and the $5 million portion of the new credit facility available for general corporate purposes;

     o our current liabilities, excluding deferred revenue and derivative financial instruments, may not exceed our current assets, excluding derivative financial instruments;

     o the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis. Primarily due to vessel out-of-service time and off-hire days incurred during the year ended December 31, 2006 and consequent adverse effect on revenues, the interest coverage financial covenant contained in the new credit facility would not be met and the lender agreed to lower the ratio for this covenant. Our lenders agreed to lower the ratio to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007 and June 30, 2007. For subsequent periods the lower ratio will not apply and the ratio reverts back to 3.00 to 1.00, which we believe we will meet. With effect from January 3, 2007 and until the lower ratio no longer applies, we will pay an increased margin of 1.75%

     o the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the new credit facility.

     In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

     Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

     o the failure to pay principal, interest, fees, expenses or other amounts when due;

     o breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

     o the failure of any representation or warranty to be materially correct;

     o the occurrence of a material adverse change (as defined in the credit agreement);

     o    the failure of the security documents or guarantees to be effective;

     o judgments against us or any of our subsidiaries in excess of certain amounts;

     o    bankruptcy or insolvency events; and

     o the failure of our principal beneficial equity holders to maintain their investment in us.

Contractual Obligations and Contingencies

     As of March 31, 2007 significant existing contractual obligations and contingencies included our obligations as borrower under our new credit facility. In addition, we had contractual obligations under interest rate swap contracts, ship management agreements and an office rental agreement.

Long-Term Financial Obligations and Other Commercial Obligations

     The following table sets out long-term financial and other commercial obligations, outstanding as of March 31, 2007 (all figures in thousands of U.S. Dollars):

Payment Due by Period

                                        Less than                      More than
  Contractual  Obligations      Total   1 year    1-3 years  3-5 years 5 years
  -----------  -----------      -----   ------    ---------  -----------------



 Long-term debt obligation(1)  284,800         -     1,800   283,000         -


 Interest payments(2)           80,225    20,357    40,651    19,217         -


 Vessel operating expenses(3)  197,009    22,106    46,222    49,037    79,644


 Management fees(4)             18,169     1,863     3,852     4,086     8,368

 Rental agreement (5)              740        70       152       167       351

TOTAL                          580,943    44,396    92,677   355,507      88,363



Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of March 31, 2007.

(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of March 31, 2007, assuming a weighted average interest rate of 7.05% per annum.

(3) Refers to our obligations under the 10-year ship management agreements that twelve of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increase by 3% every year under the management agreements, with an assumed start date of April 1, 2007. The vessel operating expenses are subject to adjustments every three years from inception of the ship management agreements and thus may vary.

(4) Refers to the management fees payable to Magnus Carriers under the 10-year ship management agreements. These figures represent the aggregate amount of the individual initial vessel management fees for 12 vessels, which increases by 3% every year under the management agreements, with an assumed start date of April 1, 2007. The management fees are subject to adjustments every three years from inception of the ship management agreements and thus may vary. The commercial management fees paid to Magnus Carriers and the technical management fees paid to Ernst Jacob in respect of the Chinook are also included.

(5) Refers to our obligations under a rental agreement for office space for the Company.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

     Our debt obligations under our new credit facility bear interest at LIBOR plus a margin ranging from 1.125% to 1.5% per annum. With effect from January 3, 2007 and until the lower interest cover financial covenant no longer applies the margin will be 1.75%. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. On April 7, 2006 one of the interest rate swaps was terminated and the settlement proceeds amounted to $0.49 million. Under the two swap agreements we have limited the interest rate we pay on $93.3 million of our outstanding indebtedness to a maximum of 4.885% per annum, excluding the margin, effective from January 3, 2006 and until the swap agreements mature in June 2009.

On July 5, 2006 the Company entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, Aries Maritime pays a fixed interest rate of 5.63% per annum on a total of $100 million of the long-term debt drawn under the new credit facility.

     A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.23 million in our interest expense on the $91.5 million unhedged element of drawings under the new credit facility for the three month period ended March 31, 2007.

Foreign Exchange Rate Exposure

     Our vessel-owning subsidiaries generate revenues in U.S. Dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies.

     We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. A 1% adverse movement in U.S. dollar exchange rates would have increased our total vessel operating expenses by approximately $21,198 in the three month period ended March 31, 2007.

Critical Accounting Policies

     Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated financial information included herein.

     The discussion and analysis of our financial condition and results of operations is based upon our consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

     Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which are estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

     In the three month period ended March 31, 2007, a one year reduction in useful life would increase our total depreciation charge by $0.6 million.

     If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

     We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Dry-docking and Special Survey Costs

     Our vessels are required to be dry-docked approximately every 30 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

     We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

     Revenues are generated from bareboat, time and voyage charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

     Bareboat and time charter revenues are recorded over the term of the charter as service is provided. Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

     The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

     In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

     These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

     Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) "Fair Value Measurement". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS 157 will be effective for the Group for the year beginning on January 1, 2008.

In February, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

     Subsequent Events

Ocean Hope

     On April 20, 2007 the company announced that it has extended the existing period charter for the Ocean Hope, a 1989-built container vessel, with China Shipping Container Lines (CSCL). The extended charter is for a period of 24 months at a net rate of $13,300 per day, commencing on June 13, 2007.

M/V MSC Oslo

     On April 20, 2007 the Company announced that the MSC Oslo, a 1989-built container vessel, returned to service on April 14, 2007, following the completion of works necessary to achieve the speed required under the period charter with MSC. MSC is the second largest container shipping line in the world.

Dividend

     On May 16, 2007 the Directors of Aries Maritime declared a dividend of $0.14 per share in respect of the first quarter 2007. The dividend was paid on May 31, 2007 to shareholders of record as of May 25, 2007.

                                                                       Exhibit 2








--------------------------------------------------------------------------------

                        ARIES MARITIME TRANSPORT LIMITED

         Unaudited Consolidated Financial Information for the periods ended March 31, 2007 and March 31, 2006


--------------------------------------------------------------------------------


ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
 (All amounts expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------

                                                                                (Unaudited)
                                                                December 31,       March 31,
                                                    Notes          2006             2007
                                                    -----          ----             ----
ASSETS
Current assets
       Cash and cash equivalents                                  11,612           15,297
       Restricted cash                                             3,242            3,166
       Trade receivables, net                                      1,960            2,780
       Other receivables                                             172              113
       Derivative financial instruments                              671              459
       Inventories                                                 1,496            1,011
       Prepaid expenses                                              338              275
       Due from managing agent                                       444               17
       Due from related parties                                    2,495            2,599
                                                          ---------------   --------------
       Total current assets                                       22,430           25,717
                                                          ---------------   --------------

       Vessels and other fixed assets, net                       431,396          424,159
       Deferred charges, net                                       4,214            4,024
                                                          ---------------   --------------
       Total non-current assets                                  435,610          428,183
                                                          ---------------   --------------
       Total assets                                              458,040          453,900
                                                          ===============   ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
       Accounts payable, trade                                    11,828           10,384
       Accrued liabilities                                         7,289            7,919
       Deferred income                                             1,947            1,724
       Derivative financial instruments                            2,547            2,786
       Deferred revenue                                            6,011            5,317
                                                           --------------   --------------
       Total current liabilities                                  29,622           28,130
                                                           --------------   --------------

       Long-term debt                               4            284,800          284,800
       Deferred revenue                                           11,030            9,838
                                                           --------------   --------------
       Total liabilities                                         325,452          322,768
                                                           --------------   --------------

       Commitments and contingencies               4,5               -                  -

Stockholders' equity
       Preferred  Stock,  $0.01 par value,
       30 million shares  authorized,  none
       issued.  Common Stock,  $0.01 par value,
       100 million shares  authorized,
       28.4 million shares issued and
       outstanding at March 31, 2007 (2006:
       28.4 million shares)                                          284              284
       Additional paid-in capital                                132,304          130,848
                                                             ------------   --------------
       Total stockholders' equity                                132,588          131,132
                                                             ------------   --------------
       Total liabilities and stockholders' equity                458,040          453,900
                                                             ============   ==============


The accompanying unaudited condensed notes are an integral part of the consolidated financial statements.




ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)
---------------------------------------------------------------------------------------------------------------------



                                                                                (Unaudited)        (Unaudited)
                                                                                  Period             Period
                                                                                  ended               ended
                                                                 Notes         March 31, 2006     March 31, 2007
                                                                 -----         --------------     --------------

REVENUES:
       Revenue from voyages                                                       21,251               25,574


EXPENSES:
       Commissions                                                                 (313)                (396)
       Voyage expenses                                                             (205)              (1,390)
       Vessel operating expenses                                                 (5,483)              (7,066)
       General & administrative expenses                                           (956)                (843)
       Depreciation                                                              (6,748)              (7,646)
       Amortization of dry-docking and special survey expense                      (536)              (1,187)
       Management fees                                                             (490)                (510)
                                                                         ----------------     ----------------
                                                                                (14,731)             (19,038)
                                                                         ----------------     ----------------
       Net operating income                                                        6,520                6,536

OTHER INCOME/( EXPENSES), NET:
       Interest expense                                            4             (3,426)              (5,632)
       Interest received                                                             124                  175
       Other income (expenses), net                                                (236)                 (95)
       Change in fair value of derivatives                                         1,147                (451)
                                                                         ----------------     ----------------
       Total other income/(expenses), net                                        (2,391)              (6,003)
                                                                         ----------------     ----------------

                                                                         ----------------     ----------------
NET INCOME                                                                         4,129                  533
                                                                         ================     ================

Earnings per share:
Basic and diluted                                                                  $0.14                $0.02
                                                                         ================     ================

Weighted average number of shares:
Basic and diluted                                                             28,416,877           28,416,877
                                                                         ================     ================



The accompanying unaudited condensed notes are an integral part of the consolidated financial statements.




ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)
---------------------------------------------------------------------------------------------------------------------


                                                                                           (Unaudited)          (Unaudited)
                                                                                              Three                Three
                                                                                              month                month
                                                                                              period               period
                                                                                              ended                ended
                                                                                              March                March
                                                                                             31, 2006             31, 2007
                                                                                         -----------------     --------------
Cash flows from operating activities:
    Net income                                                                                      4,129                533
    Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                                    6,748              7,646
    Amortization of dry-docking and special survey                                                    536              1,355
    Amortization and write-off of deferred financing costs                                            247                189
    Amortization of deferred revenue                                                              (2,874)            (2,191)
    Interest expense of deferred revenue                                                              159                305
    Change in fair value of derivative financial instruments                                      (1,147)                451
    Payments for dry-docking / special survey costs                                               (1,757)            (1,698)
    Changes in working capital                                                                      (551)              (927)
                                                                                         -----------------     --------------
Net cash provided by operating activities                                                           5,490              5,663
                                                                                         -----------------     --------------

Cash flows from investing activities:
    Vessel acquisitions                                                                          (50,579)               (65)
    Other fixed asset acquisitions                                                                   (16)                (1)
    Advances for vessel acquisitions                                                                (141)                  -
                                                                                         -----------------     --------------
Net cash used in investing activities                                                            (50,736)               (66)
                                                                                         -----------------     --------------

Cash flows from financing activities:
  Proceeds from issuance of long-term debt                                                         50,490                  -
  Payment of financing costs                                                                        (174)                  -
  Restricted cash for loan payments                                                                     -                 77
  Dividends paid                                                                                  (9,946)            (1,989)
                                                                                         -----------------     --------------
               Net cash provided by/(used in) financing activities                                 40,370            (1,912)
                                                                                         -----------------     --------------
               Net increase/ (decrease) in cash and cash equivalents                              (4,876)              3,685
Cash and cash equivalents
Beginning of period                                                                                19,248             11,612
                                                                                         -----------------     --------------
End of period                                                                                      14,372             15,297
                                                                                         =================     ==============



The accompanying unaudited condensed notes are an integral part of the consolidated financial statements.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------

Condensed Notes to the Financial Statements

1    Organization and Basis of Presentation

The principal business of Aries Maritime Transport Limited (the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of certain of the companies listed below (companies 1 through to 12):


Company Name                            Country of Incorporation      Vessel Name                      Date of Vessel Acquisition
------------                            ------------------------      -----------                      --------------------------
1. Mote Shipping Ltd.                   Malta                         **                               -
2. Statesman Shipping Ltd.              Malta                         **                               -
3. Trans Continent Navigation Ltd.      Malta                         **                               -
4. Trans State Navigation Ltd.          Malta                         **                               -
5. Rivonia Marine Limited               Cyprus                        *                                -
6. Robin Marine Limited                 Cyprus                        *                                -
7. Olympic Galaxy Shipping Ltd.         Marshall Islands              M/V Energy 1 ex CMA CGM Energy   April 28, 2004
8. Bora Limited                         British Virgin Islands        **                               -
9. Dynamic Maritime Co.                 Marshall Islands              M/V SCI Tej ex CMA CGM Force     June 1, 2004
10. Jubilee Shipholding S.A.            Marshall Islands              M/V Ocean Hope                   July 26, 2004
11. Vintage Marine S.A.                 Marshall Islands              M/T Arius ex Citius              August 5, 2004
12. Ermina Marine Ltd.                  Marshall Islands              M/T Nordanvind                   December 9, 2004
13. AMT Management Ltd.                 Marshall Islands              -                                -
14. Land Marine S.A.                    Marshall Islands              M/T High Land**                  March 7, 2003
15. Rider Marine S.A.                   Marshall Islands              M/T High Rider**                 March 18, 2003
16. Altius Marine S.A.                  Marshall Islands              M/T Altius**                     June 24, 2004
17. Seine Marine Ltd.                   Marshall Islands              M/V CMA CGM Seine                June 24, 2005
18. Makassar Marine Ltd.                Marshall Islands              M/V CMA CGM Makassar             July 15, 2005
19. Fortius Marine S.A.                 Marshall Islands              M/T Fortius**                    August 2, 2004
20. Chinook Waves Corporation           Marshall Islands              M/T Chinook                      November 30, 2005
21. Santa Ana Waves Corporation         Marshall Islands              ***                              -
22. Compassion Overseas Ltd.            Bermuda                       M/T Stena Compassion             June 16, 2006
23. Compass Overseas Ltd.               Bermuda                       M/T Stena Compass                February 14, 2006
24. Ostria Waves Ltd.                   Marshall Islands              M/T Ostria ex Bora**/***         May 25, 2004

* These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.

** These vessels were transferred from Trans Continent Navigation Ltd, Mote Shipping Ltd, Statesman Shipping Ltd, Trans State Navigation Ltd and Bora Limited to Altius Marine S.A., Land Marine S.A., Rider Marine S.A., Fortius Marine S.A. and Ostria Waves Ltd in November, July, August, November 2005 and January 2007 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003, on August 2, 2004 and on May 25, 2004 respectively.

*** Santa Ana Waves Corporation was incorporated on March 23, 2006. Ostria Waves Ltd was incorporated on November 27, 2006.

Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime had been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves were represented by `Invested Equity'.

In a group re-organization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime's ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous stockholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization has been accounted for as an exchange of equity interests at historical cost.

After March 17, 2005, the financial statements reflect the consolidated results of Aries Maritime.

On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as "the Group".

2.   Summary of Significant Accounting Policies

Basis of presentation:

The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Aries Maritime Transport Limited consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for the interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company's consolidated financial statements and notes included in Aries' annual report on Form 20-F with the Securities Exchange Commission.

Principles of Consolidation:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation:

The functional currency of the Group is the U.S. Dollar because the Group's vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents:

The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:

Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter's loan payments due to the vessel-owning companies' lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets.

Trade Receivables:

The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the three month period ended March 31, 2007 and for the year ended December 31, 2006 and the Group has not written off any trade receivables during these periods.

Inventories:

Inventories which comprise of bunkers, lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

Vessels and Other Fixed Assets:

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

The component of each new vessels' initial capitalized cost that relates to dry-docking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessels' cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. In addition, the portion of the vessels' capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessels' costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

Accounting for Special Survey and Dry-docking Costs:

The Group follows the deferral method of accounting for special survey and dry-docking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If a special survey and or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

The amortization periods for the special survey and dry-docking expenses reflect the periods between each legally required special survey and dry-docking.

Deferred Revenue:

The Group values any liability arising from the below market value bareboat and time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Group's weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

Impairment of Long-lived Assets:

Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group's vessels indicated that no impairment loss has occurred in any of the periods presented.

Depreciation of Vessels and Other Fixed Assets:

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Group's vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels' useful lives.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

         Furniture, fixtures and equipment:          5 years
         Computer equipment and software:            5 years

Financing Costs:

Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

Interest Expense:

Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:

Revenues are generated from bareboat, time and voyage charters. Bareboat, time and voyage charter revenues are recorded over the term of the charter as the service is provided. Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

Vessel operating expenses are accounted for on an accrual basis.

Repairs and Maintenance:

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Instruments:

Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

During 2006, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheet and statement of income, respectively.

Segment Reporting:

The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

Earnings Per Share:

The Group has presented earnings per share for all periods presented based on the common shares outstanding of Aries Maritime. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. There are no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted earnings per share.

3.   Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) "Fair Value Measurement". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Group does not expect the adoption of this Accounting Standard to have an effect on its financial statements. SFAS 157 will be effective for the Group for the year beginning on January 1, 2008.

In February, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

4.   Long-Term Debt

                                                           Balance as of
     Vessel                                                March 31, 2007
     -----------------------------------------------------------------------

     M/T Altius                                                      17,333
     M/V CMA CGM Seine                                               13,565
     M/T Ostria ex Bora                                              11,220
     M/T Nordanvind                                                  11,890
     M/T High Land                                                    9,043
     M/T High Rider                                                   8,708
     M/T Arius ex Citius                                              7,201
     M/V Ocean Hope                                                   8,373
     M/V Energy 1 ex CMA CGM Energy                                  10,885
     M/V SCI Tej ex CMA CGM Force                                    10,885
     M/V CMA CGM Makassar                                            13,565
     M/T Fortius                                                     17,332
     M/T Chinook                                                     32,600
     M/T Stena Compass                                               56,100
     M/T Stena Compassion                                            56,100
                                                           -----------------
                                             Total                  284,800
                                                           -----------------
                                             Short term                   -
                                             Long term              284,800
                                                           -----------------
                                                                    284,800
                                                           -----------------

Senior secured credit agreement

Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, was used to replace the previous $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries collateralised by first preferred mortgages over their vessels which have a net book value of $412.04 million at March 31, 2007 (2006: $419.6 million), excluding capitalized dry-docking and special survey costs. The $360 million commitment contained in the revolving credit facility is subject to an $11 million reduction every six months from April 3, 2006, with the remaining commitment, after the nine equal semi-annual reductions, of $261 million to be reduced to zero or repaid in full in one instalment in April, 2011.

The debt agreement also contains various covenants, which the Company is required to meet quarterly, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels, (d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and retention account and (g) minimum insurance values. In addition, Magnus Carriers is required to maintain a credit balance in an account with the lender of at least $1 million. The debt agreement also requires the Group's two principal beneficial equity holders to maintain a beneficial ownership of no less than 10% each in the issued stock of the Company.

As at March 31, 2007 repayments of the long-term debt under the new credit facility are due as follows:

          2009                                       1,800
          2010                                      22,000
          2011                                     261,000
                                                -----------
          Total amount                             284,800
                                                ===========

Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%. The effective interest rate at March 31, 2007 was 7.11% p.a. for the revolving credit facility.

Primarily due to vessel out-of-service time during the year ended December 31, 2006, the interest coverage ratio financial covenant contained in the debt agreement would not be met and the lender granted a relaxation from 3.00 to 1.00 to 2.50 to 1.00 for the periods ending December 31, 2006, March 31, 2007 and June 30, 2007. For subsequent periods the relaxation will not apply and the ratio reverts back to 3.00 to 1.00. With effect from January 3, 2007 and until the relaxation of this covenant no longer applies, the Company will pay an increased margin of 1.75%.

5.   Commitments and Contingent Liabilities

(a)  Commitments

Management agreements

From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"), a related party with common ultimate beneficial stockholders. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of an initial management fee of $146,000 per annum for technical management services.

From November 30, 2005, Chinook Waves Corporation commenced operating the vessel M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH ("Ernst Jacob"). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and received an initial annual management fee of Euro 128,000.

Rental agreement

On November 21, 2005 AMT Management Ltd entered into an office rental agreement with a related party, a company with common ultimate beneficial stockholders, with effect from December 1, 2005 for ten years at a monthly rental of Euro 4,000 plus stamp duty ($5,000).

The following table sets out long-term commercial obligations for rent and management fees, outstanding as of March 31, 2007:

                2007                                          1,442
                2008                                          1,963
                2009                                          2,023
                2010                                          2,085
                2011 and thereafter                          11,424
                                                         -----------
                                                             18,937
                                                         ===========

(b)  Contingencies

Legal proceedings

There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.

6.   Post Balance Sheet Events

Dividend

On May 16, 2007 the Directors of Aries Maritime declared a dividend of $0.14 per share in respect of the first quarter of 2007. The dividend will be paid on May 31, 2007 to stockholders on record as of May 25, 2007.

                                                                       Exhibit 3



1) ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED  STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND DECEMBER 31, 2006 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)



                                                                                      (Unaudited)
                                                               (Unaudited)            Three month
                                                            Three month period       period ended
                                                            ended March 31, 2007    December 31,2006
                                                            --------------------    ----------------
REVENUES:
          Revenue from voyages                                          25,574               27,087

EXPENSES:
         Commissions                                                     (396)                (400)
         Voyage expenses                                               (1,390)              (2,164)
         Vessel operating expenses                                     (7,066)              (7,837)
         General and administrative expenses                             (843)              (1,151)
         Depreciation                                                  (7,646)              (7,671)
         Amortization of dry-docking and special survey
         expense                                                       (1,187)                (896)
         Management fees                                                 (510)                (520)
                                                              -----------------     ----------------
                                                                      (19,038)             (20,639)
                                                              -----------------     ----------------
         Net operating income                                            6,536                6,448


OTHER INCOME (EXPENSES):
         Interest expense                                              (5,632)              (5,572)
         Interest received                                                 175                  186
         Other income (expenses), net                                     (95)                  280
         Change in fair value of derivatives                             (451)                  146
                                                              -----------------     ----------------
         Total other expenses, net                                     (6,003)              (4,960)
                                                              -----------------     ----------------


                                                              -----------------     ----------------
NET INCOME (LOSS)                                                          533                1,488
                                                              =================     ================

Earnings per share:
         Basic and diluted                                               $0.02                $0.05
                                                              =================     ================

Weighted average number of shares:
         Basic and diluted                                          28,416,877           28,416,877
                                                              =================     ================




OTHER FINANCIAL DATA

(All amounts in thousands of U.S. dollars)
                                                                                     Three month
                                                            Three month period       period ended
                                                            ended March 31, 2007    December 31,2006
                                                            --------------------    ----------------
Net cash provided by /used in operating activities                 5,663                (2,315)
Net cash used in/ provided by investing activities                  (66)                  8,042
Net cash used in financing activities                            (1,912)                (5,864)


2) ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED  STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                                                     (Unaudited)
                                                               (Unaudited)            Three month
                                                            Three month period       period ended
                                                         ended December 31, 2006    December 31,2005
                                                         -----------------------    ----------------
REVENUES:
          Revenue from voyages                                       27,087                21,836

EXPENSES:
         Commissions                                                  (400)                 (339)
         Voyage expenses                                            (2,164)                 (161)
         Vessel operating expenses                                  (7,837)               (5,150)
         General and administrative expenses                        (1,151)                 (825)
         Depreciation                                               (7,671)               (5,577)
         Amortization of dry-docking and special survey
         expense                                                      (896)                 (524)
         Management fees                                              (520)                 (457)
                                                               -------------        --------------
                                                                   (20,639)              (13,033)
                                                               -------------        --------------
         Net operating income                                         6,448                 8,803


OTHER INCOME (EXPENSES):
         Interest expense                                           (5,572)               (1,940)
         Interest received                                              186                   672
         Other income (expenses), net                                   280                 (436)
         Change in fair value of derivatives                            146                   572
                                                               -------------        --------------
         Total other expenses, net                                  (4,960)               (1,132)
                                                               -------------        --------------

NET INCOME                                                            1,488                 7,671
                                                               =============        ==============

Earnings per share:
         Basic and diluted                                            $0.05                 $0.27
                                                               =============        ==============

Weighted average number of shares:
         Basic and diluted                                       28,416,877            28,416,877
                                                               =============        ==============


OTHER FINANCIAL DATA


(All amounts in thousands of U.S. dollars)

                                                                                    Three month
                                                            Three month period       period ended
                                                         ended December 31, 2006    December 31,2005
                                                         -----------------------    ----------------
Net cash used in/ provided by operating activities              (2,315)                  9,845
Net cash provided by/ used in investing activities                8,042               (42,063)
Net cash used in/ provided by financing activities              (5,864)                 15,871



3) ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED  STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2006 AND SEPTEMBER 30, 2006 (All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)



                                                                                     (Unaudited)
                                                               (Unaudited)            Three month
                                                            Three month period       period ended
                                                         ended December 31, 2006    September 30,2006
                                                         -----------------------    -----------------
REVENUES:
          Revenue from voyages                                   27,087                   23,374

EXPENSES:
         Commissions                                              (400)                    (334)
         Voyage expenses                                        (2,164)                  (1,043)
         Vessel operating expenses                              (7,837)                  (6,873)
         General and administrative expenses                    (1,151)                    (858)
         Depreciation                                           (7,671)                  (7,945)
         Amortization of dry-docking and special survey
         expense                                                  (896)                  (1,366)
         Management fees                                          (520)                    (494)
                                                          --------------          ---------------
                                                               (20,639)                 (18,913)
                                                          --------------          ---------------
         Net operating income                                     6,448                    4,461


OTHER INCOME (EXPENSES):
         Interest expense                                       (5,572)                  (5,333)
         Interest received                                          186                      235
         Other income (expenses), net                               280                    (116)
         Change in fair value of derivatives                        146                  (3,854)
                                                          --------------          ---------------
         Total other expenses, net                              (4,960)                  (9,068)
                                                          --------------          ---------------
NET INCOME (LOSS)                                                 1,488                  (4,607)
                                                          ==============          ===============

Earnings per share:
         Basic and diluted                                        $0.05                  ($0.16)
                                                          ==============          ===============

Weighted average number of shares:
         Basic and diluted                                   28,416,877               28,416,877
                                                          ==============          ===============



OTHER FINANCIAL DATA

(All amounts in thousands of U.S. dollars)

                                                               (Unaudited)            Three month
                                                            Three month period       period ended
                                                         ended December 31, 2006    September 30,2006
                                                         -----------------------    -----------------
Net cash used in/ provided by operating activities             (2,315)                     902
Net cash provided by /used in investing activities               8,042                    (85)
Net cash used in financing activities                          (5,864)                 (7,526)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  June 13, 2007                          By: /s/ Richard J.H. Coxall
                                               --------------------------------
                                               Richard J.H. Coxall
                                               Chief Financial Officer







SK 23113 0002 783073